UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following documents are being submitted herewith:
•	Press Release dated May 1, 2009.

•	Press Release dated May 4, 2009.

•	Press Release dated May 20, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2009	By:	/s/“Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to present at the 2009 American Gas Association Financial Forum
CALGARY, Alberta, May 1, 2009 — Stephen J. J. Letwin, Executive Vice President, Gas Transportation & International, will be presenting at the American Gas Association Financial Forum on Monday, May 4, 2009 at 8:30 am PT.
To listen to the audiocast and view the presentation, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

MEDIA ADVISORY
Media Availability with Enbridge Inc. CEO Patrick D. Daniel Following 2009 Annual Meeting of Shareholders
Toronto, Ontario — (May 4, 2009) Enbridge Inc. (TSX: ENB) (NYSE: ENB) is hosting a brief 15-minute media availability with President & Chief Executive Officer Patrick D. Daniel following the Company’s 2009 Annual General Meeting of Shareholders on Wednesday, May 6 in Toronto. Greater Toronto Area media are invited to attend in person and a toll-free telephone number has been provided for out-of-town media. A telephone operator will monitor and queue media calls. Please note that there will be no one-on-one interviews.

WHAT:	Media Availability

WHO:	Patrick D. Daniel, President & Chief Executive Officer, Enbridge Inc.

WHEN:	Wednesday, May 6, 2009
4:00 p.m. Eastern Standard Time (EST)
Media availability will begin following the meeting

WHERE:	Park Lane Room
Le Royal Meridien King Edward Hotel
37 King Street East
Toronto, ON

DIAL-IN:	1-800-633-8410

About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
403-508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com

NEWS RELEASE
Enbridge Reports Successful Open Season for LaCrosse Pipeline
HOUSTON and CALGARY, Alberta (May 20, 2009) — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today reported a successful non-binding Open Season for the proposed Enbridge LaCrosse Pipeline. The proposed interstate pipeline would transport 1.0 to 1.8 billion cubic feet per day of natural gas from Carthage, Texas, to Washington Parish in Southeastern Louisiana.
“Based on the strong indications of shipper support received during the non-binding Open Season, we plan to move forward with further development of plans for this important and timely interstate natural gas pipeline project,” said Pat Daniel, President and Chief Executive Officer, Enbridge, Inc.
The pipeline could interconnect with as many as 12 pipelines, depending on shipper interest. Enbridge also is exploring the possibility of extending the pipeline to Florida Gas Transmission’s Station 10 near Wiggins, Mississippi. The proposed project is expected to be completed in early 2012. Additional information on the proposed LaCrosse Pipeline is online at www.lacrosse.enbridgeus.com.
Any other potential shippers desiring further information should contact:

Darlene Clark	Mark DeRusse	Steve Marsh
(713) 821-3357	(713) 821-6195	(713) 821-2084
darlene.clark@enbridge.com	mark.derusse@enbridge.com	steve.marsh@enbridge.com
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — U.S.
Media
Terri Larson
(713) 353-6317
Email: usmedia@enbridge.com
or
Enbridge Inc. — Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com